UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ZORAN CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

98975F101

(CUSIP Number of Class of Securities)

Levy Gerzberg

President and Chief Executive Officer

Zoran Corporation

1390 Kifer Road

Sunnyvale, California 94086

(408) 523-6500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Timothy R. Curry, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

(650) 473-2627

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$6,687,211	$374

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase common stock of Zoran Corporation that are eligible for exchange in the offer will be tendered for new awards of restricted stock units and cancelled pursuant to the offer. These options cover an aggregate of 2,667,687 shares of Zoran Corporation common stock and have an aggregate value of $6,687,211 as of November 12, 2009 as determined using the Black-Scholes option pricing model.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing party:	Not applicable
Form or Registration No.:	Not applicable	Date filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1.	SUMMARY TERM SHEET

The information set forth under “Summary Term Sheet” beginning on page 1 of the Offer Circular, dated November 12, 2009 (the “Offer Circular”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the issuer is Zoran Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 1390 Kifer Road, Sunnyvale, California 94086. The Company’s telephone number is (408) 523-6500.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to eligible employees of the Company (as described in the Offer Circular) to exchange Eligible Options (as defined in the Offer Circular) to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), for replacement awards of restricted stock units (the “Replacement Awards”) to be granted by the Company under the Company’s 2005 Equity Incentive Plan. The offer by the Company, and the exchange of Eligible Options for Replacement Awards, are each made upon the terms and conditions described in the Offer Circular and the related Election Form attached hereto as Exhibit (a)(1)(B). The Offer Circular and the Election Form are incorporated herein by reference.

The information set forth in the response to Question 32 (“How many Eligible Options are there?”) in the Offer Circular is incorporated herein by reference.

(c) The information set forth in the response to Question 30 (“What is the price of our common stock?”) in the Offer Circular is incorporated herein by reference. No trading market exists for the Eligible Options.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) The Company is also the filing person. The information set forth under Item 2(a) above is incorporated by reference. The information set forth in the response to Question 33 (“How does the Offer relate to Zoran’s directors and executive officers?”) in the Offer Circular is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a) The following information is incorporated herein by reference:

(i)	the terms and conditions set forth in the Election Form; and

(ii)	the following information set forth in the Offer Circular: the information set forth under the caption “Summary Term Sheet”; the responses to Questions 2 through 18 under the caption “Terms of the Offer – The Offer”; the information set forth in the response to Question 19 under the caption “Terms of the Offer – The Calculation of Replacement Awards”; the information set forth in the responses to Questions 20 through 27 under the caption “Terms of the Offer – Description of Terms and Conditions of Replacement Awards”; the information set forth in the responses to Questions 27 through 29 and Questions 32 through 34 under the caption “Terms of the Offer – Other Provisions; Administration”; and the information set forth under the caption “Terms of the Offer – Federal Income Tax and Social Security Consequences,” including, without limitation, the responses to Questions 38 through 45.

(b) The information set forth in the response to Question 33 (“How does the Offer relate to Zoran’s directors and executive officers?”) in the Offer Circular is incorporated herein by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e) The information set forth in the responses to Question 33 (“How does the Offer relate to Zoran’s directors and executive officers?”) and Question 35 (“Is Zoran contemplating any other transactions?”) in the Offer Circular is incorporated herein by reference. The stock incentive plans and related option agreements that evidence the Eligible Options, Zoran Corporation 2005 Equity Incentive Plan, filed as Exhibits (d)(1) through (d)(7) hereto, contain information regarding the Eligible Options, and are incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) The following information from the Offer Circular is incorporated herein by reference: the information set forth under the caption “Summary Term Sheet”; and the information set forth in the response to Question 1 under the caption “Terms of the Offer – Background and Reasons for the Offer.”

(b) The following information is incorporated herein by reference:

(i)	the terms and conditions of the offer set forth in the Election Form; and

(ii)	the following information set forth in the Offer Circular: the information set forth under the caption “Summary Term Sheet”; the information set forth under the caption “Terms of the Offer – The Offer,” including, without limitation, the information in the responses to Questions 2 through 17; and the information in the response to Question 18 under the caption “Terms of the Offer – The Calculation of Replacement Awards.”

(c) The information set forth in the response to Question 33 (“How does the Offer relate to Zoran’s directors and executive officers?”) and in the response to Question 35 (“Is Zoran contemplating any other transactions?”) of the Offer Circular is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The following information set forth in the Offer Circular is incorporated herein by reference: the information set forth under the caption “Summary Term Sheet”; the information set forth under the caption the “Terms of the Offer – Description of Terms and Conditions of Replacement Awards,” including without limitation, the information set forth in the responses to Questions 19 through 26; and the information set forth in the responses to Question 29 and Question 32 under the caption “Terms of the Offer – Other Provisions; Administration.”

(b) The following information is incorporated herein by reference:

(i)	the terms and conditions set forth in the Election Form; and

(ii)	the information set forth in the responses to Question 4 (“What are the conditions to the Offer?”) and Question 6 (“How may I accept the Offer?”) in the Offer Circular.

(d) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) The information set forth in the response to Question 33 (“How does the Offer relate to Zoran’s directors and executive officers?”) in the Offer Circular is incorporated herein by reference.

(b) The information set forth in the response to Question 33 (“How does the Offer relate to Zoran’s directors and executive officers?”) in the Offer Circular is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Not applicable.

ITEM 10.	FINANCIAL STATEMENTS

(a) The following information is incorporated herein by reference:

(i)	the information set forth in the Offer Circular in the response to Question 31 (“What information is available regarding Zoran?”) and the information set forth under “Additional Information; Incorporation of Documents by Reference” in the Offer Circular;

(ii)	Audited financial statements of Zoran and its consolidated subsidiaries for the fiscal years ended December 31, 2007 and December 31, 2008 as shown in pages 47 through 84 of Zoran’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 26, 2009 and as subsequently amended on Form 10-K/A filed with the SEC on April 30, 2009;

(iii)	pages 3 to 23 of Zoran’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the SEC on November 9, 2009;

(iv)	the ratios of earnings to fixed charges included in Attachment E to the Offer Circular; and

(v)	the book value per share data included in Attachment E to the Offer Circular.

(b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

The following information is incorporated herein by reference:

(i)	the information set forth in the responses to Question 31 (“What information is available regarding Zoran?”), Question 33 (“How does the Offer relate to Zoran’s directors and executive officers?”), Question 35 (“Is Zoran contemplating any other transactions?”) and Question 36 (“Are there any regulatory requirements or other approvals that Zoran must comply with or obtain?”) in the Offer Circular; and

(ii)	the information contained in the “Additional Information; Incorporation of Documents by Reference” section in the Offer Circular.

We are not aware of any applicable anti-trust laws, margin requirements under Section 7 of the Securities Exchange Act of 1934, as amended, and applicable regulations, or any material pending legal proceedings relating to the offer in connection with the offer.

ITEM 12.	EXHIBITS

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options, dated November 12, 2009, including the attachments thereto.

(a)(1)(B)	Form of Election Form and Release Agreement.

(a)(1)(C)	Form of Notice of Change of Election.

(a)(1)(D)	Form of E-mail from Chief Executive Officer to Eligible Employees.

(a)(1)(E)	Form of Reminder of Deadline.

(a)(1)(F)	Tax Ruling of Israeli Tax Authority.

(a)(1)(G)	Presentation to Employees Eligible to Participate in the Exchange Offer.

(a)(1)(H)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2009, as amended on Form 10-K/A, filed with the SEC on April 30, 2009. (Incorporated herein by reference.)

(a)(1)(I)	The Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 filed with the SEC on May 7, 2009, August 5, 2009 and November 9, 2009, respectively. (Each incorporated herein by reference.)

(a)(1)(J)	The Company’s Current Reports on Form 8-K filed with the SEC on April 3, 2009 and April 23, 2009. (Each incorporated herein by reference.)

(b)	Not applicable.

(d)(1)	Zoran Corporation 2005 Equity Incentive Plan, as amended, including the standard forms of stock option agreements for U.S. Participants, Non-U.S. Participants and Participants in France attached thereto. (Incorporated by reference to Exhibit 10.11 to the Company’s Form 10-K filed with the SEC for the year ended December 31, 2008.)

(d)(2)	Zoran Corporation 2000 Nonstatutory Stock Option Plan. (Incorporated by reference to Exhibit 10.2 to the Company’s Form 10-K filed with the SEC for the year ended December 31, 2008.)

(d)(3)	Form of stock option agreement for the Zoran Corporation 2000 Nonstatutory Stock Option Plan. (Incorporated by reference to Exhibit (d)(5) to the Company’s Schedule TO-I filed with the SEC on January 6, 2006.)

(d)(4)	Zoran Corporation 1993 Stock Option Plan, as amended. (Incorporated by reference to Exhibit 10.17 to the Company’s Form 10-K filed with the SEC for the year ended December 31, 2006.)

(d)(5)	Form of stock option agreement for the Zoran Corporation 1993 Stock Option Plan. (Incorporated by reference to Exhibit (d)(2) to the Company’s Schedule TO-I filed with the SEC on January 6, 2006.)

(d)(6)	Oak Technology, Inc. 1994 Stock Option Plan. (Incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by Oak Technology, Inc. with the SEC on April 14, 2003.)

(d)(7)	Form of stock option agreement for the Oak Technology, Inc. 1994 Stock Option Plan. (Incorporated by reference to Exhibit (d)(7) to the Company’s Schedule TO-I filed with the SEC on January 6, 2006.)

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ZORAN CORPORATION

By:	/s/ Karl Schneider
Karl Schneider
Senior Vice President of Finance and Chief Financial Officer

Date: November 12, 2009

EXHIBIT INDEX

Exhibit Number	Description of Document

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options, dated November 12, 2009, including the attachments thereto.

(a)(1)(B)	Form of Election Form and Release Agreement.

(a)(1)(C)	Form of Notice of Change of Election.

(a)(1)(D)	Form of E-mail from Chief Executive Officer to Eligible Employees.

(a)(1)(E)	Form of Reminder of Deadline.

(a)(1)(F)	Tax Ruling of Israeli Tax Authority.

(a)(1)(G)	Presentation to Employees Eligible to Participate in the Exchange Offer.

(a)(1)(H)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2009, as amended on Form 10-K/A, filed with the SEC on April 30, 2009. (Incorporated herein by reference.)

(a)(1)(I)	The Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 filed with the SEC on May 7, 2009, August 5, 2009 and November 9, 2009, respectively. (Each incorporated herein by reference.)

(a)(1)(J)	The Company’s Current Reports on Form 8-K filed with the SEC on April 3, 2009 and April 23, 2009. (Each incorporated herein by reference.)

(d)(1)	Zoran Corporation 2005 Equity Incentive Plan, as amended, including the standard forms of stock option agreements for U.S. Participants, Non-U.S. Participants and Participants in France attached thereto. (Incorporated by reference to Exhibit 10.11 to the Company’s Form 10-K filed with the SEC for the year ended December 31, 2008.)

(d)(2)	Zoran Corporation 2000 Nonstatutory Stock Option Plan. (Incorporated by reference to Exhibit 10.2 to the Company’s Form 10-K filed with the SEC for the year ended December 31, 2008.)

(d)(3)	Form of stock option agreement for the Zoran Corporation 2000 Nonstatutory Stock Option Plan. (Incorporated by reference to Exhibit (d)(5) to the Company’s Schedule TO-I filed with the SEC on January 6, 2006.)

(d)(4)	Zoran Corporation 1993 Stock Option Plan, as amended. (Incorporated by reference to Exhibit 10.17 to the Company’s Form 10-K filed with the SEC for the year ended December 31, 2006.)

(d)(5)	Form of stock option agreement for the Zoran Corporation 1993 Stock Option Plan. (Incorporated by reference to Exhibit (d)(2) to the Company’s Schedule TO-I filed with the SEC on January 6, 2006.)

Exhibit Number	Description of Document

(d)(6)	Oak Technology, Inc. 1994 Stock Option Plan. (Incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by Oak Technology, Inc. with the SEC on April 14, 2003.)

(d)(7)	Form of stock option agreement for the Oak Technology, Inc. 1994 Stock Option Plan. (Incorporated by reference to Exhibit (d)(7) to the Company’s Schedule TO-I filed with the SEC on January 6, 2006.)